DAVID J. MACK
419.321.1396
dmack@slk-law.com

March 30, 2010

**VIA OVERNIGHT DELIVERY**

John Reynolds, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re:     Offering Statement on Form 1-A (Offering Statement) for Huron Community Financial
        Services, Inc., East Tawas, Michigan (the Company) – Amendment No. 4
        Our File No. 122051

Dear Mr. Reynolds:

On behalf of Huron Community Financial Services, Inc. and in response to your comment letter dated March 29, 2010, this correspondence is being provided in connection with the filing of Amendment Number 3 to the above-referenced Offering Statement on Form 1-A (Amendment 3). Eight copies of Amendment 4, including one originally executed draft, are also provided herewith.

Selected investor offering circular

The Selected Investor Offering Circular and the Legality Opinion have been modified accordingly.

The Company believes a cash dividend providing an annualized return of approximately 4% payable to each of the accredited investors is reasonable and negates the requirement to pay additional interest thereon. Michigan securities laws governing interest payable in connection with rescission offers have little applicability in the present case because they are predicated on the violation of Michigan registration requirements.

Proposed risk factor

The proposed risk factor has been revised accordingly.

Letter to Shareholders
Rescission Election Form

These materials are being filed as Exhibit 15.3 to the offering statement.

Rescission Election Form

The Rescission Election Form has been modified accordingly.

DRIP Offering Circular

The DRIP Offering Circular will include the proposed additional risk factor.

If you have any additional questions regarding this filing, or if you need any additional information, please contact me directly.

Best Regards,


David J. Mack

Enclosures